# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: China Liberal Education Holdings Ltd, CIK 0001775085
CUSIP: G2161Y133
Title of class of securities: Ordinary shares, $18.0 par value per share
Address of issuer's principal executive offices: 7TH FLOOR, BUILDING 5, NO. 2 ZHENXING RD, CHANGPING DISTRICT, BEIJING, China (F4), 102299
Date of event which requires filing of this statement: 10/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002161448

## Reporting persons
- HU SIGANG: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 121,853; shared voting power 0; sole dispositive power 121,853; shared dispositive power 0; aggregate amount beneficially owned 121,853 (3.6% of the class)
- FENG MINHUI: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); sole voting power 51,124; shared voting power 0; sole dispositive power 51,124; shared dispositive power 0; aggregate amount beneficially owned 51,124 (1.5% of the class)

## Item 1. Issuer
Name of issuer: China Liberal Education Holdings Ltd
Address of issuer's principal executive offices: 7TH FLOOR, BUILDING 5, NO. 2 ZHENXING RD, CHANGPING DISTRICT, BEIJING, CHINA, 102299

## Item 2. Person Filing
Name of person filing:
HU SIGANG
FENG MINHUI
HU SIGANG and FENG MINHUI are spouses.
Address of principal business office or, if none, residence: 329 Howe St PMB 2350, VANCOUVER, BRITISH COLUMBIA, CANADA
Citizenship:
HU SIGANG CANANDA
FENG MINHUI CHINA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
HU SIGANG 121,853
FENG MINHUI 51,124
TOTEL 172,977
Percent of class:
HU SIGANG 3.6195%
FENG MINHUI 1.5186%
TOTAL 5.1381%
Sole power to vote or to direct the vote:
HU SIGANG 121,853
FENG MINHUI 51,124
Shared power to vote or to direct the vote:
HU SIGANG 0
FENG MINHUI 0
Sole power to dispose or to direct the disposition:
HU SIGANG 121,853
FENG MINHUI 51,124
Shared power to dispose or to direct the disposition:
HU SIGANG 0
FENG MINHUI 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- HU SIGANG: HU SIGANG, FILER (10/26/2026)
- FENG MINHUI: FENG MINHUI, FILER (10/26/2026)